SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number:1-8610

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T SAVINGS AND SECURITY PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T Savings and Security Plan
Financial Statements, Supplemental Schedule and Exhibit
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021	11

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
AT&T Savings and Security Plan
Dallas, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP
(Formerly, BKD, LLP)

We have served as the Plan’s auditor since 2018.

San Antonio, Texas
June 28, 2022

AT&T Savings and Security Plan
Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31,
	2021	2020
ASSETS
Investments at fair value (See Notes 3 and 4)	$2,133,807	$2,040,787
Fully benefit-responsive investment contracts at contract value (See Note 4)	327,252	331,363
Total Investments	2,461,059	2,372,150

Notes receivable from participants	72,867	80,732
Receivable for investments sold	256	1,177
Participant contributions receivable	1,923	1,953
Employer contributions receivable	911	952
Total Receivables	75,957	84,814

Total Assets	2,537,016	2,456,964

LIABILITIES
Administrative expenses payable	400	250
Due to broker for securities purchased	10	—
Total Liabilities	410	250

Net Assets Available for Benefits	$2,536,606	$2,456,714

See Notes to Financial Statements.

AT&T Savings and Security Plan
Statement of Changes in Net Assets Available For Benefits
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2020	$2,456,714
Changes in Net Assets:
Contributions:
Participant contributions	63,881
Employer contributions	29,049
Rollover contributions	43,534
136,464

Investment Income:
Net appreciation in fair value of investments	192,529
Dividends	34,024
Interest	5,839
232,392

Interest income on notes receivable from participants	4,303

Distributions	(291,322)
Administrative expenses	(1,945)

Net increase	79,892

Net Assets Available for Benefits, December 31, 2021	$2,536,606

See Notes to Financial Statements.

AT&T Savings and Security Plan
Notes to Financial Statements
(Dollars in Thousands)
 NOTE 1. PLAN DESCRIPTION
The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save on a regular and long-term basis.
The majority of eligible employees are represented by the Communications Workers of America who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan.
During 2021 and 2020, participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund
Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Matching contributions made to the Plan can be immediately diversified into any of the fund options above.
Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest-bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account. During 2021, Plan participants elected to receive $6,801 in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.
Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.
Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the Plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the Plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the Plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the Company.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
AT&T has implemented certain benefit plan provisions of the March 2020 Coronavirus Aid, Relief, and Economic Security Act (CARES). The CARES Act includes funding relief for defined benefit plan sponsors, distribution and plan loan changes for participants and beneficiaries, and delay of minimum required distributions otherwise required in 2020. The following provisions of the CARES Act were implemented.

•Added an in-service withdrawal option for “coronavirus-related distributions” of up to $100. Participants may repay all or a portion of distributions within three years, and repayments will not count towards annual contribution limits. Distributions under this option will not have tax withheld, and for those under 59 ½, will not be subject to a 10% early withdrawal penalty;

•Increased limits on plan loans to $100 (from $50); or 100% (from 50%) of the present value of the participant’s vested benefit, during the 180-day period from March 27, 2020 to September 23, 2020;

•Waived required minimum distributions (RMD) otherwise due to be made in 2020.

NOTE 2. ACCOUNTING POLICIES
The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.
Investment Valuation and Income Recognition Investments are stated at fair value, except those investments that are fully benefit-responsive investments, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e., mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.
Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.
Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards
In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. This amendment to the Accounting Standards Codification Topic 820, Fair Value Measurement, eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendment was effective for fiscal years beginning on or after December 15, 2019. The adoption of this standard did not significantly impact the Plan's financial statements.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 3. FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:
•    Quoted prices for similar assets and liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted market prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2021 and 2020.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021:

	Plan Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
AT&T common stock	$391,272	$—	$—	$391,272
Mutual funds or exchange-traded funds	11,238	—	—	11,238
Total assets in fair value hierarchy	$402,510	$—	$—	$402,510

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				672,366
Mid and small cap U.S. stock index fund[2]				404,944
Bond index fund[3]				215,791
International stock index fund[4]				225,626
Global equity fund[5]				212,570
Total investments at fair value				$2,133,807

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.
5    This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020:

	Plan Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
AT&T common stock	$481,512	$—	$—	$481,512
Mutual funds or exchange-traded funds	9,713	—	—	9,713
Total assets in fair value hierarchy	$491,225	$—	$—	$491,225

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				561,380
Mid and small cap U.S. stock index fund[2]				383,155
Bond index fund[3]				224,327
International stock index fund[4]				204,682
Global equity fund[5]				176,018
Total investments at fair value				$2,040,787

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.
5    This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 4. INVESTMENTS
Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities.
A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.
In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.
Interest Bearing Cash
At December 31, 2021 and 2020, the Plan held approximately $2,571 and $2,602, respectively, of unallocated interest bearing cash related to contributions, uncashed checks and fees pending allocation to participant accounts or clearance through the plan funds.
Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS
Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
The Plan may, at the discretion of the Plan’s participants or via the Company match, invest its assets in the Company’s common stock. The Plan’s AT&T Shares Fund held 15,905,363 and 16,742,409 shares of the Company’s common stock as of December 31, 2021 and 2020, respectively. Dividends earned by the Plan’s AT&T Shares Fund on the Company’s common stock were $27,149 for the year ended December 31, 2021.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 6. TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2021	2020
Net Assets Available for Benefits per the financial statements	$2,536,606	$2,456,714
Distributions payable to participants	(108)	(714)

Net Assets Available for Benefits per the Form 5500	$2,536,498	$2,456,000

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2021:

2021
Distributions to participants per the financial statements	$291,322
Distributions payable to participants at December 31, 2020	(714)
Distributions payable to participants at December 31, 2021	108

Distributions to participants per the Form 5500	$290,716

NOTE 8. SUBSEQUENT EVENTS

During March 2022, AT&T initiated a review with the recordkeeper to identify where participants maintained balances within the Plan. When participant balances were identified as “inactive” in the Plan, those balances were merged into existing participants active accounts or newly created accounts in the AT&T Retirement Savings Plan. As a result, $69,575 of participant balances and assets were transferred from the Plan into the AT&T Retirement Savings Plan during first quarter of 2022.

On April 8, 2022, AT&T completed the separation and distribution of its WarnerMedia business, and merger of a wholly-owned subsidiary of AT&T formed to hold the WarnerMedia business, with a subsidiary of Discovery, Inc. The transaction resulted in the creation of a new Warner Bros. Discovery Stock Fund in the Plan to hold the new Warner Bros. Discovery common stock received as part of the transaction. The Warner Bros. Discovery Stock Fund will remain in the Plans for approximately twelve (12) months unless terminated earlier by the fiduciary.

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

AT&T Common Stock
* AT&T INC	15,905,363 SHARES	$391,272

Mutual Funds or Exchange-Traded Funds
DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 11,237,851 UNITS	11,238

Large Cap U.S. Stock Index Fund
* BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 7,011,799 UNITS	672,366

Mid and Small Cap U.S. Stock Index Fund
* BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 3,587,613 UNITS	404,944

Bond Index Fund
* BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 6,323,662 UNITS	215,791

International Stock Index Fund
* BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 4,115,495 UNITS	225,626

Global Equity Fund
* BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 5,787,298 UNITS	212,570

Interest Income Funds
PROTECTIVE LIFE GLOBAL FU 144A	0.631% 10/13/2023 DD 10/13/20	373
RELIANCE STANDARD LIFE GL 144A	1.512% 09/28/2026 DD 09/28/21	319
CHARLES SCHWAB CORP/THE	0.750% 03/18/2024 DD 03/18/21	523
TEXAS INSTRUMENTS INC	1.375% 03/12/2025 DD 03/12/20	151
TOYOTA LEASE OWNER T A A3 144A	0.390% 04/22/2024 DD 04/21/21	448
TOYOTA LEASE OWNER T A A4 144A	0.500% 08/20/2025 DD 04/21/21	99
TRUIST BANK	1.500% 03/10/2025 DD 03/09/20	327
UNITED PARCEL SERVICE INC	3.900% 04/01/2025 DD 03/24/20	432
US BANCORP	3.375% 02/05/2024 DD 02/04/19	1,756
U S TREASURY NOTE	2.125% 07/31/2024 DD 07/31/17	5,788
U S TREASURY NOTE	2.750% 02/15/2028 DD 02/15/18	2,270
U S TREASURY NOTE	2.875% 04/30/2025 DD 04/30/18	7,829
U S TREASURY NOTE	2.875% 05/15/2028 DD 05/15/18	2,462
U S TREASURY NOTE	2.875% 05/31/2025 DD 05/31/18	9,277
U S TREASURY NOTE	2.625% 06/30/2023 DD 06/30/18	1,648

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

U S TREASURY NOTE	2.875% 11/30/2023 DD 11/30/18	10,055
U S TREASURY NOTE	2.625% 12/31/2025 DD 12/31/18	5,509
U S TREASURY NOTE	2.375% 05/15/2029 DD 05/15/19	618
U S TREASURY NOTE	1.625% 05/15/2026 DD 05/15/16	356
U S TREASURY NOTE	2.000% 06/30/2024 DD 06/30/17	6,075
U S TREASURY NOTE	1.625% 10/31/2026 DD 10/31/19	803
U S TREASURY NOTE	1.125% 02/28/2025 DD 02/29/20	2,087
U S TREASURY NOTE	0.250% 06/15/2023 DD 06/15/20	3,981
U S TREASURY NOTE	0.125% 08/15/2023 DD 08/15/20	2,370
U S TREASURY NOTE	0.375% 11/30/2025 DD 11/30/20	13,306
U S TREASURY NOTE	0.125% 12/15/2023 DD 12/15/20	1,176
U S TREASURY NOTE	0.375% 01/31/2026 DD 01/31/21	3,376
WELLS FARGO & CO	3.750% 01/24/2024 DD 01/24/19	655
WISCONSIN ELECTRIC POWER CO	2.050% 12/15/2024 DD 12/10/19	307
AMERICAN EXPRESS CO	VAR RT 08/03/2023 DD 08/03/18	201
BX TRUST 2021-ARIA ARIA A 144A	VAR RT 10/15/2036 DD 10/28/21	499
BANK OF AMERICA CORP	VAR RT 09/25/2025 DD 09/25/20	370
CITIGROUP INC	VAR RT 05/15/2024 DD 05/14/20	809
CITIGROUP INC	VAR RT 11/03/2025 DD 11/03/21	623
FHLMC POOL #2B-0069	VAR RT 12/01/2041 DD 12/01/11	26
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	3
FHLMC POOL #84-9008	VAR RT 06/01/2042 DD 03/01/13	46
FHLMC POOL #84-9539	VAR RT 11/01/2044 DD 12/01/14	26
FHLMC POOL #84-9727	VAR RT 05/01/2045 DD 05/01/15	196
FHLMC POOL #2B-6264	VAR RT 06/01/2047 DD 06/01/17	112
FNMA POOL #0AK5677	VAR RT 02/01/2042 DD 02/01/12	28
FNMA POOL #0AL1674	VAR RT 05/01/2042 DD 05/01/12	18
FNMA POOL #0AL2492	VAR RT 10/01/2042 DD 09/01/12	78
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	1
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	2
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	84
FNMA GTD REMIC P/T 04-T4 A9	VAR RT 08/25/2034 DD 07/01/04	10
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	31
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	37
FNMA POOL #0BM1523	VAR RT 07/01/2047 DD 07/01/17	210
FIRST REPUBLIC BANK/CA	VAR RT 02/12/2024 DD 02/12/20	354
JP MORGAN CHASE COMMERC C13 A4	VAR RT 01/15/2046 DD 07/01/13	297
JPMORGAN CHASE & CO	VAR RT 04/23/2024 DD 04/23/18	543
JPMORGAN CHASE & CO	VAR RT 06/01/2024 DD 05/27/20	856
JPMORGAN CHASE & CO	VAR RT 09/16/2024 DD 09/16/20	1,120
JPMORGAN CHASE & CO	VAR RT 02/16/2025 DD 02/16/21	148
MORGAN STANLEY	VAR RT 10/21/2025 DD 10/21/20	197
MORGAN STANLEY	VAR RT 05/30/2025 DD 06/01/21	740

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

SLC STUDENT LOAN TRUST 201 1 A	VAR RT 11/25/2042 DD 07/06/10	64
WELLS FARGO & CO	VAR RT 06/02/2024 DD 06/02/20	403
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	4
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	1
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	1
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	3
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	3
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	1
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11	1
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	3
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	3
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	2
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08	1
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	2
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	1
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	1
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	5
FNMA GTD REMIC P/T 12-117 DC	3.000% 01/25/2038 DD 09/01/12	92
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	177
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	102
FNMA GTD REMIC P/T 16-11 GA	2.500% 03/25/2046 DD 02/01/16	521
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	384
FNMA GTD REMIC P/T 17-86 PA	3.000% 06/25/2045 DD 10/01/17	513
FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13	115
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	396
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	295
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	275
FHLMC MULTICLASS MTG 4874 AT	3.000% 09/15/2048 DD 03/01/19	191
FNMA POOL #0555678	5.000% 08/01/2033 DD 07/01/03	423
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	296
FNMA POOL #0735676	5.000% 07/01/2035 DD 06/01/05	139
FNMA POOL #0BF0198	4.000% 11/01/2040 DD 01/01/18	348
FNMA POOL #0AB0130	5.000% 05/01/2038 DD 05/01/09	41
FIFTH THIRD BANK NA	1.800% 01/30/2023 DD 01/31/20	530
FLORIDA POWER & LIGHT CO	2.850% 04/01/2025 DD 03/27/20	183
GNMA II POOL #0MA5332	5.000% 07/20/2048 DD 07/01/18	798
GNMA II POOL #0MA5530	5.000% 10/20/2048 DD 10/01/18	417
GNMA II POOL #0MA5596	4.500% 11/20/2048 DD 11/01/18	51
GNMA II POOL #0MA5711	4.500% 01/20/2049 DD 01/01/19	28
GNMA II POOL #0MA5764	4.500% 02/20/2049 DD 02/01/19	114
GNMA II POOL #0MA5818	4.500% 03/20/2049 DD 03/01/19	157
GNMA II POOL #0MA5819	5.000% 03/20/2049 DD 03/01/19	36

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

GNMA II POOL #0MA5877	4.500% 04/20/2049 DD 04/01/19	226
GNMA II POOL #0MA5987	4.500% 06/20/2049 DD 06/01/19	79
GNMA II POOL #0MA5988	5.000% 06/20/2049 DD 06/01/19	1,244
GMF FLOORPLAN OWNER R 2 A 144A	0.690% 10/15/2025 DD 10/27/20	397
GEORGIA-PACIFIC LLC 144A	0.625% 05/15/2024 DD 11/19/20	321
WW GRAINGER INC	1.850% 02/15/2025 DD 02/26/20	1,197
GREAT-WEST LIFECO US FINA 144A	0.904% 08/12/2025 DD 08/12/20	243
HERSHEY CO/THE	2.050% 11/15/2024 DD 10/31/19	411
HUNTINGTON NATIONAL BANK/THE	1.800% 02/03/2023 DD 02/04/20	505
HYUNDAI AUTO LEASE S B A3 144A	0.330% 06/17/2024 DD 06/16/21	248
MERCEDES-BENZ AUTO LEASE B A3	0.400% 11/15/2024 DD 06/29/21	496
METROPOLITAN LIFE GLOBAL 144A	0.900% 06/08/2023 DD 06/08/20	702
NESTLE HOLDINGS INC 144A	0.375% 01/15/2024 DD 09/15/20	173
NIKE INC	2.400% 03/27/2025 DD 03/27/20	311
ONCOR ELECTRIC DELIVERY CO LLC	0.550% 10/01/2025 DD 04/01/21	168
PNC FINANCIAL SERVICES GROUP I	3.500% 01/23/2024 DD 01/23/19	916
PACIFIC LIFE GLOBAL FUNDI 144A	1.375% 04/14/2026 DD 04/14/21	473
PEPSICO INC	2.250% 03/19/2025 DD 03/19/20	646
PRINCIPAL LIFE GLOBAL FUN 144A	0.750% 04/12/2024 DD 04/12/21	347
PROTECTIVE LIFE GLOBAL FU 144A	1.082% 06/09/2023 DD 06/09/20	526
CAPITAL ONE MULTI-ASSET A2 A2	1.720% 08/15/2024 DD 09/05/19	734
CARGILL INC 144A	3.250% 03/01/2023 DD 03/01/18	180
CARGILL INC 144A	1.375% 07/23/2023 DD 04/23/20	227
CATERPILLAR FINANCIAL SERVICES	1.450% 05/15/2025 DD 05/15/20	752
CATERPILLAR FINANCIAL SERVICES	0.450% 05/17/2024 DD 05/17/21	272
CHEVRON CORP	1.554% 05/11/2025 DD 05/11/20	807
CITIGROUP COMMERCIAL M GC25 A4	3.635% 10/10/2047 DD 10/01/14	473
CITIBANK NA	3.650% 01/23/2024 DD 01/23/19	421
COMCAST CORP	3.700% 04/15/2024 DD 10/05/18	292
COMERICA BANK	2.500% 07/23/2024 DD 07/23/19	258
WALT DISNEY CO/THE	3.350% 03/24/2025 DD 03/23/20	691
EAST OHIO GAS CO/THE 144A	1.300% 06/15/2025 DD 06/16/20	99
ECOLAB INC	1.650% 02/01/2027 DD 12/15/21	326
EQUITABLE FINANCIAL LIFE 144A	1.400% 07/07/2025 DD 07/07/20	421
ESTEE LAUDER COS INC/THE	2.000% 12/01/2024 DD 11/21/19	411
EXXON MOBIL CORP	2.019% 08/16/2024 DD 08/16/19	1,153
EXXON MOBIL CORP	2.992% 03/19/2025 DD 03/19/20	709
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	2
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	2
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	1

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07	1
FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07	1
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	2
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07	1
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	3
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08	1
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	1
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07	1
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	8
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	3
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	3
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	1
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	2
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	3
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	4
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	1
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	1
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	3
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08	1
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	4
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	5
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	2
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	3
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	3
COMMONWEALTH BANK OF AUST 144A	1.125% 06/15/2026 DD 09/15/21	319
CANADIAN IMPERIAL BANK OF COMM	0.950% 10/23/2025 DD 10/23/20	612
MASTER CREDIT CARD T 1A A 144A	0.530% 11/21/2025 DD 06/15/21	616
ROYAL BANK OF CANADA	1.400% 11/02/2026 DD 10/07/21	617
SCHLUMBERGER FINANCE CANA 144A	2.650% 11/20/2022 DD 11/20/17	579
TORONTO-DOMINION BANK/THE	1.150% 06/12/2025 DD 06/12/20	595
AGL CLO 5 LTD 5A A1R 144A	VAR RT 07/20/2034 DD 06/28/21	850
ANCHORAGE CAPITAL 20A A1 144A	VAR RT 01/20/2035 DD 11/10/21	1,000
ATLAS SENIOR LOAN 18A A1 144A	VAR RT 01/18/2035 DD 12/15/21	850
BAIN CAPITAL CREDI 3A A1R 144A	VAR RT 10/23/2034 DD 10/25/21	600
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	1,048
DRYDEN 76 CLO LTD 76A A1R 144A	VAR RT 10/20/2034 DD 11/18/21	1,300

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

HALSEYPOINT CLO 2 L 2A A1 144A	VAR RT 07/20/2031 DD 07/01/20	842
HALSEYPOINT CLO 3 3A A1A 144A	VAR RT 11/30/2032 DD 11/24/20	599
LCM XXIII LTD 23A A1R 144A	VAR RT 10/20/2029 DD 02/26/20	439
MF1 2021-FL6 LTD FL6 A 144A	VAR RT 07/16/2036 DD 06/24/21	250
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	449
NORTHWOODS CAPITAL 27A A1 144A	VAR RT 10/17/2034 DD 11/23/21	1,000
SOUND POINT CLO V-R 1RA A 144A	VAR RT 07/18/2031 DD 07/18/18	600
SOUND POINT CLO XX 3A A1A 144A	VAR RT 10/26/2031 DD 10/10/18	550
TIKEHAU US CLO I LT 1A A1 144A	VAR RT 01/18/2035 DD 12/23/21	750
TRINITAS CLO XVIII 18A A1 144A	VAR RT 01/20/2035 DD 12/17/21	1,224
DANSKE BANK A/S 144A	1.226% 06/22/2024 DD 06/22/20	399
NORDEA BANK ABP 144A	1.500% 09/30/2026 DD 09/30/21	590
BANQUE FEDERATIVE DU CRED 144A	3.750% 07/20/2023 DD 07/20/18	417
TOTALENERGIES CAPITAL INTERNAT	2.434% 01/10/2025 DD 07/10/19	464
BNP PARIBAS SA 144A	VAR RT 06/09/2026 DD 06/09/20	202
SMBC AVIATION CAPITAL FIN 144A	3.550% 04/15/2024 DD 04/15/19	626
MITSUBISHI UFJ FINANCIAL GROUP	2.801% 07/18/2024 DD 07/18/19	1,192
MITSUBISHI UFJ FINANCIAL GROUP	1.412% 07/17/2025 DD 07/17/20	298
SUMITOMO MITSUI FINANCIAL GROU	2.696% 07/16/2024 DD 07/16/19	826
SUMITOMO MITSUI FINANCIAL GROU	1.474% 07/08/2025 DD 07/08/20	199
SUMITOMO MITSUI TRUST BAN 144A	1.050% 09/12/2025 DD 09/16/20	317
MITSUBISHI UFJ FINANCIAL GROUP	VAR RT 07/19/2025 DD 07/20/21	593
MIZUHO FINANCIAL GROUP INC	VAR RT 07/10/2024 DD 07/10/20	752
ING GROEP NV	4.100% 10/02/2023 DD 10/02/18	395
SIEMENS FINANCIERINGSMAAT 144A	0.650% 03/11/2024 DD 03/11/21	422
ING GROEP NV 144A	VAR RT 07/01/2026 DD 07/01/20	693
BANCO SANTANDER SA	3.848% 04/12/2023 DD 04/12/18	207
BANCO SANTANDER SA	2.706% 06/27/2024 DD 06/27/19	414
BANCO SANTANDER SA	VAR RT 04/12/2023 DD 04/12/18	202
INTERNATIONAL BANK FOR RECONST	0.500% 10/28/2025 DD 10/28/20	1,140
CREDIT SUISSE AG/NEW YORK NY	2.950% 04/09/2025 DD 04/09/20	445
CREDIT SUISSE AG/NEW YORK NY	1.250% 08/07/2026 DD 08/09/21	634
UBS AG/LONDON 144A	0.450% 02/09/2024 DD 02/09/21	197
UBS GROUP AG 144A	VAR RT 01/30/2027 DD 07/30/20	538
NATIONWIDE BUILDING SOCIE 144A	2.000% 01/27/2023 DD 01/27/20	203
NATWEST MARKETS PLC 144A	2.375% 05/21/2023 DD 05/21/20	204
HSBC HOLDINGS PLC	VAR RT 04/18/2026 DD 08/18/20	793
HSBC HOLDINGS PLC	VAR RT 11/22/2024 DD 11/22/21	374
LLOYDS BANKING GROUP PLC	VAR RT 05/11/2024 DD 03/11/21	423
STANDARD CHARTERED PLC 144A	VAR RT 01/20/2023 DD 10/04/18	325
STANDARD CHARTERED PLC 144A	VAR RT 10/14/2023 DD 10/14/20	225
AIG GLOBAL FUNDING 144A	0.800% 07/07/2023 DD 07/07/20	200
AIG GLOBAL FUNDING 144A	0.900% 09/22/2025 DD 09/22/20	315

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

ADOBE INC	1.900% 02/01/2025 DD 02/03/20	179
ALPHABET INC	0.450% 08/15/2025 DD 08/05/20	195
AMERICAN EXPRESS CO	3.700% 08/03/2023 DD 08/03/18	287
ATHENE GLOBAL FUNDING 144A	1.200% 10/13/2023 DD 10/15/20	551
BERKSHIRE HATHAWAY ENERGY CO	4.050% 04/15/2025 DD 10/15/20	270
BRISTOL-MYERS SQUIBB CO	2.900% 07/26/2024 DD 01/26/20	334
BRISTOL-MYERS SQUIBB CO	0.750% 11/13/2025 DD 11/13/20	243
MACQUARIE BANK LTD 144A	2.100% 10/17/2022 DD 10/17/19	759
MACQUARIE BANK LTD 144A	2.300% 01/22/2025 DD 01/22/20	410
MACQUARIE GROUP LTD 144A	VAR RT 01/12/2027 DD 01/12/21	146
MASTER CREDIT CARD T 1A A 144A	0.530% 11/21/2025 DD 06/15/21	739
AGL CLO 5 LTD 5A A1R 144A	VAR RT 07/20/2034 DD 06/28/21	900
ANCHORAGE CAPITAL 20A A1 144A	VAR RT 01/20/2035 DD 11/10/21	1,100
ATLAS SENIOR LOAN 18A A1 144A	VAR RT 01/18/2035 DD 12/15/21	1,000
BAIN CAPITAL CREDI 3A A1R 144A	VAR RT 10/23/2034 DD 10/25/21	750
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	1,048
DRYDEN 76 CLO LTD 76A A1R 144A	VAR RT 10/20/2034 DD 11/18/21	1,600
ELMWOOD CLO IV LTD 1A A 144A	VAR RT 04/15/2033 DD 03/26/20	1,100
HALSEYPOINT CLO 2 L 2A A1 144A	VAR RT 07/20/2031 DD 07/01/20	941
HALSEYPOINT CLO 3 3A A1A 144A	VAR RT 11/30/2032 DD 11/24/20	549
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	449
NORTHWOODS CAPITAL 27A A1 144A	VAR RT 10/17/2034 DD 11/23/21	1,200
PARALLEL 2017-1 LT 1A A1R 144A	VAR RT 07/20/2029 DD 02/12/20	783
SOUND POINT CLO V-R 1RA A 144A	VAR RT 07/18/2031 DD 07/18/18	600
SOUND POINT CLO XX 3A A1A 144A	VAR RT 10/26/2031 DD 10/10/18	600
TRINITAS CLO XVIII 18A A1 144A	VAR RT 01/20/2035 DD 12/17/21	1,074
VENTURE 39 CLO LTD 39A A1 144A	VAR RT 04/15/2033 DD 03/30/20	850
BNP PARIBAS SA 144A	3.500% 03/01/2023 DD 03/01/18	592
TOTALENERGIES CAPITAL INTERNAT	2.829% 01/10/2030 DD 07/10/19	471
BNP PARIBAS SA 144A	VAR RT 01/13/2027 DD 01/13/21	268
MITSUBISHI UFJ FINANCIAL GROUP	3.850% 03/01/2026 DD 03/01/16	433
SUMITOMO MITSUI FINANCIAL GROU	3.102% 01/17/2023 DD 01/17/18	409
MIZUHO FINANCIAL GROUP INC	VAR RT 09/08/2024 DD 09/08/20	224
COOPERATIEVE RABOBANK UA/NY	3.375% 05/21/2025 DD 05/21/15	426
ING GROEP NV	3.150% 03/29/2022 DD 03/29/17	302
SHELL INTERNATIONAL FINANCE BV	3.875% 11/13/2028 DD 11/13/18	1,006
ING GROEP NV 144A	VAR RT 07/01/2026 DD 07/01/20	371
EQUINOR ASA	2.375% 05/22/2030 DD 05/22/20	127
BANCO SANTANDER SA	VAR RT 04/12/2023 DD 04/12/18	404
SWEDBANK AB 144A	1.300% 06/02/2023 DD 06/02/20	327
CREDIT SUISSE AG/NEW YORK NY	3.625% 09/09/2024 DD 09/09/14	848
CREDIT SUISSE AG/NEW YORK NY	2.800% 04/08/2022 DD 04/09/20	453
BARCLAYS BANK PLC	1.700% 05/12/2022 DD 05/12/20	326

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

GLAXOSMITHKLINE CAPITAL PLC	2.850% 05/08/2022 DD 05/09/12	532
PRUDENTIAL PLC	3.125% 04/14/2030 DD 04/14/20	80
HSBC HOLDINGS PLC	VAR RT 05/18/2024 DD 05/18/18	202
HSBC HOLDINGS PLC	VAR RT 04/18/2026 DD 08/18/20	471
STANDARD CHARTERED PLC 144A	VAR RT 01/20/2023 DD 10/04/18	476
STANDARD CHARTERED PLC 144A	VAR RT 01/12/2025 DD 01/14/21	445
AIG GLOBAL FUNDING 144A	2.300% 07/01/2022 DD 07/02/19	76
ADOBE INC	2.150% 02/01/2027 DD 02/03/20	206
ADOBE INC	2.300% 02/01/2030 DD 02/03/20	307
AIR PRODUCTS AND CHEMICALS INC	1.850% 05/15/2027 DD 04/30/20	127
AIR PRODUCTS AND CHEMICALS INC	2.050% 05/15/2030 DD 04/30/20	75
COMMIT TO PUR FNMA SF MTG	2.000% 01/01/2052 DD 01/01/22	8,972
COMMIT TO PUR FNMA SF MTG	2.500% 01/01/2052 DD 01/01/22	4,081
COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2052 DD 01/01/22	5,180
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2052 DD 01/01/22	(2,105)
COMMIT TO PUR FNMA SF MTG	3.500% 02/01/2052 DD 02/01/22	(1,051)
ALPHABET INC	1.100% 08/15/2030 DD 08/05/20	709
AMAZON.COM INC	2.800% 08/22/2024 DD 02/22/18	837
AMAZON.COM INC	3.150% 08/22/2027 DD 02/22/18	729
AMERICAN EXPRESS CO	2.500% 08/01/2022 DD 08/01/17	91
AMERICAN EXPRESS CO	4.200% 11/06/2025 DD 11/06/18	440
AMERICAN EXPRESS CO	2.500% 07/30/2024 DD 07/30/19	67
APPLE INC	2.450% 08/04/2026 DD 08/04/16	940
APPLIED MATERIALS INC	1.750% 06/01/2030 DD 05/29/20	220
ARCHER-DANIELS-MIDLAND CO	3.250% 03/27/2030 DD 03/27/20	82
ARIZONA PUBLIC SERVICE CO	2.950% 09/15/2027 DD 09/11/17	194
AUTOMATIC DATA PROCESSING INC	3.375% 09/15/2025 DD 09/15/15	102
BBCMS MORTGAGE TRUST 202 C9 A5	2.299% 02/15/2054 DD 03/01/21	200
BAKER HUGHES HOLDINGS LLC / BA	3.337% 12/15/2027 DD 12/11/17	330
BANK OF AMERICA CORP	3.248% 10/21/2027 DD 10/21/16	426
BANK 2019-BNK21 BN21 A5	2.851% 10/17/2052 DD 10/01/19	788
BANK 2020-BNK29 BN29 A4	1.997% 11/15/2053 DD 11/01/20	345
BANK 2020-BNK30 BN30 A4	1.925% 12/15/2053 DD 12/01/20	196
BANK 2021-BNK32 BN32 A5	2.643% 04/15/2054 DD 03/01/21	363
TRUIST BANK	3.625% 09/16/2025 DD 09/16/15	825
BERKSHIRE HATHAWAY ENERGY CO	3.700% 07/15/2030 DD 01/15/21	193
BERKSHIRE HATHAWAY FINANCE COR	1.850% 03/12/2030 DD 03/12/20	248
BP CAPITAL MARKETS AMERICA INC	4.234% 11/06/2028 DD 11/06/18	198
BURLINGTON NORTHERN SANTA FE L	3.000% 04/01/2025 DD 03/09/15	420
CAMDEN PROPERTY TRUST	2.800% 05/15/2030 DD 04/20/20	234
CARGILL INC 144A	1.375% 07/23/2023 DD 04/23/20	202
CENTERPOINT ENERGY TRANSI 1 A3	3.028% 10/15/2025 DD 01/19/12	562
CITIGROUP INC	3.750% 06/16/2024 DD 06/16/14	424

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

CITIGROUP INC	3.400% 05/01/2026 DD 05/02/16	858
COMCAST CORP	3.300% 02/01/2027 DD 01/10/17	29
COMCAST CORP	3.150% 02/15/2028 DD 08/07/17	54
COMCAST CORP	3.700% 04/15/2024 DD 10/05/18	212
COMCAST CORP	3.950% 10/15/2025 DD 10/05/18	218
COMCAST CORP	4.150% 10/15/2028 DD 10/05/18	426
COMCAST CORP	2.650% 02/01/2030 DD 11/05/19	415
COMERICA BANK	2.500% 07/23/2024 DD 07/23/19	336
CONSUMERS ENERGY CO	3.375% 08/15/2023 DD 08/09/13	620
COMMIT TO PUR GNMA II JUMBOS	2.500% 01/20/2052 DD 01/01/22	4,096
COMMIT TO PUR GNMA II JUMBOS	3.000% 01/20/2052 DD 01/01/22	3,104
COMMIT TO PUR GNMA II JUMBOS	3.000% 02/20/2052 DD 02/01/22	1,033
COMMIT TO PUR GNMA II JUMBOS	3.500% 01/20/2052 DD 01/01/22	1,041
COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2052 DD 01/01/22	(4,212)
COSTCO WHOLESALE CORP	1.375% 06/20/2027 DD 04/20/20	223
COSTCO WHOLESALE CORP	1.600% 04/20/2030 DD 04/20/20	339
DEERE & CO	3.100% 04/15/2030 DD 03/30/20	162
JOHN DEERE CAPITAL CORP	1.750% 03/09/2027 DD 03/09/20	227
WALT DISNEY CO/THE	3.800% 03/22/2030 DD 03/23/20	168
DUKE ENERGY CAROLINAS LLC	3.950% 11/15/2028 DD 11/08/18	223
EAST OHIO GAS CO/THE 144A	1.300% 06/15/2025 DD 06/16/20	74
EAST OHIO GAS CO/THE 144A	2.000% 06/15/2030 DD 06/16/20	73
ESTEE LAUDER COS INC/THE	2.000% 12/01/2024 DD 11/21/19	385
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05	106
FHLMC POOL #SD-7531	3.000% 12/01/2050 DD 11/01/20	838
FHLMC POOL #Q0-4439	3.500% 11/01/2041 DD 10/01/11	20
FHLMC POOL #U9-0065	3.500% 08/01/2042 DD 08/01/12	108
FHLMC POOL #U9-5026	3.500% 07/01/2042 DD 07/01/12	91
FHLMC POOL #G6-7700	3.500% 08/01/2046 DD 08/01/16	917
FHLMC POOL #G6-7713	4.000% 06/01/2048 DD 05/01/18	1,028
FEDERAL FARM CR BK CONS BD	5.270% 05/01/2029 DD 05/02/08	479
FEDERAL FARM CR BK CONS BD	3.430% 12/06/2028 DD 12/06/18	1,238
FHLMC POOL #RA-1411	3.000% 09/01/2049 DD 09/01/19	767
FHLMC POOL #RA-5801	2.500% 09/01/2051 DD 08/01/21	1,005
FHLMC POOL #RA-5853	2.500% 09/01/2051 DD 08/01/21	1,008
FEDERAL NATL MTG ASSN	0.875% 08/05/2030 DD 08/05/20	980
FEDERAL NATL MTG ASSN	1.875% 09/24/2026 DD 09/27/16	1,449
FNMA GTD REMIC P/T 12-M9 A2	2.482% 04/25/2022 DD 08/01/12	16
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	135
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	111
FNMA GTD REMIC P/T 16-M7 A2	2.499% 09/25/2026 DD 07/01/16	352
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	519
FHLMC MULTICLASS MTG 4570 PA	3.000% 03/15/2044 DD 04/01/16	389

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	635
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	327
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	307
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11	260
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12	118
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11	153
FNMA POOL #0AL7232	3.500% 09/01/2045 DD 08/01/15	273
FNMA POOL #0AL7495	3.500% 10/01/2045 DD 10/01/15	195
FNMA POOL #0AL7910	3.500% 02/01/2045 DD 12/01/15	368
FNMA POOL #0AL7951	3.500% 01/01/2046 DD 01/01/16	193
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12	829
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13	1,326
FNMA POOL #0AS6188	3.500% 11/01/2045 DD 10/01/15	246
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13	967
FNMA POOL #0AX3358	3.500% 11/01/2045 DD 11/01/15	8
FNMA POOL #0AX6373	3.500% 02/01/2045 DD 02/01/15	6
FNMA POOL #0AX7714	3.500% 02/01/2045 DD 02/01/15	8
FNMA POOL #0AY2930	3.500% 04/01/2045 DD 04/01/15	4
FNMA POOL #0AY4450	3.500% 02/01/2045 DD 02/01/15	8
FNMA POOL #0AY4203	3.500% 05/01/2045 DD 05/01/15	47
FNMA POOL #0AY4781	3.500% 03/01/2045 DD 03/01/15	7
FNMA POOL #0AY6303	3.500% 02/01/2045 DD 03/01/15	32
FNMA POOL #0AZ0054	3.500% 07/01/2045 DD 07/01/15	5
FNMA POOL #0AZ1223	3.500% 06/01/2045 DD 06/01/15	12
FNMA POOL #0AZ1367	3.500% 05/01/2045 DD 05/01/15	4
FNMA POOL #0AZ2604	3.500% 08/01/2045 DD 08/01/15	3
FNMA POOL #0AZ2619	3.500% 08/01/2045 DD 08/01/15	6
FNMA POOL #0AZ2637	3.500% 09/01/2045 DD 09/01/15	13
FNMA POOL #0AZ2665	3.500% 10/01/2045 DD 10/01/15	16
FNMA POOL #0AZ2709	3.500% 06/01/2045 DD 06/01/15	6
FNMA POOL #0AZ5196	3.500% 08/01/2045 DD 08/01/15	4
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	157
FNMA POOL #0AZ8683	3.500% 01/01/2046 DD 01/01/16	7
FNMA POOL #0BA3553	3.500% 11/01/2045 DD 11/01/15	7
FNMA POOL #0BA2899	3.500% 11/01/2045 DD 11/01/15	24
FNMA POOL #0BA2978	3.500% 11/01/2045 DD 11/01/15	5
FNMA POOL #0BA3084	3.500% 12/01/2045 DD 12/01/15	6
FNMA POOL #0BA5324	3.500% 11/01/2045 DD 11/01/15	12
FNMA POOL #0BA4700	3.500% 11/01/2045 DD 11/01/15	5
FNMA POOL #0BC3481	3.500% 02/01/2046 DD 02/01/16	7
FNMA POOL #0BM4343	4.500% 05/01/2048 DD 07/01/18	1,355
FNMA POOL #0BM5538	5.000% 11/01/2048 DD 02/01/19	733
FNMA POOL #0CA2156	4.000% 08/01/2048 DD 07/01/18	254

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FNMA POOL #0CA4756	3.000% 12/01/2049 DD 11/01/19	772
FNMA POOL #0FM1389	4.500% 06/01/2049 DD 08/01/19	854
FNMA POOL #0FM8691	2.500% 09/01/2051 DD 08/01/21	1,010
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11	163
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11	202
FIFTH THIRD BANK NA	2.250% 02/01/2027 DD 01/31/20	435
GNMA II POOL #0MA1601	4.000% 01/20/2044 DD 01/01/14	691
GNMA II POOL #0MA2679	4.000% 03/20/2045 DD 03/01/15	1,048
GNMA II POOL #0MA2149	4.000% 08/20/2044 DD 08/01/14	903
GNMA II POOL #0MA2304	4.000% 10/20/2044 DD 10/01/14	36
GNMA II POOL #0MA2755	4.000% 04/20/2045 DD 04/01/15	37
GNMA II POOL #0MA2893	4.000% 06/20/2045 DD 06/01/15	583
GNMA II POOL #0MA3106	4.000% 09/20/2045 DD 09/01/15	822
GNMA II POOL #0MA3311	4.000% 12/20/2045 DD 12/01/15	61
GNMA II POOL #0MA3377	4.000% 01/20/2046 DD 01/01/16	242
GNMA II POOL #0MA4382	3.500% 04/20/2047 DD 04/01/17	991
GNMA II POOL #0MA5400	5.000% 08/20/2048 DD 08/01/18	113
GNMA II POOL #0MA4900	3.500% 12/20/2047 DD 12/01/17	689
GNMA II POOL #0MA5080	5.000% 03/20/2048 DD 03/01/18	621
GNMA II POOL #0MA5193	4.500% 05/20/2048 DD 05/01/18	289
GNMA II POOL #0MA6221	4.500% 10/20/2049 DD 10/01/19	368
GNMA II POOL #0MA5467	4.500% 09/20/2048 DD 09/01/18	946
GNMA II POOL #0MA5597	5.000% 11/20/2048 DD 11/01/18	811
GNMA II POOL #0MA5653	5.000% 12/20/2048 DD 12/01/18	272
GNMA II POOL #0MA5711	4.500% 01/20/2049 DD 01/01/19	1,843
GNMA II POOL #0MA5712	5.000% 01/20/2049 DD 01/01/19	858
GNMA II POOL #0MA5817	4.000% 03/20/2049 DD 03/01/19	242
GNMA II POOL #0MA5818	4.500% 03/20/2049 DD 03/01/19	80
GNMA II POOL #0MA5819	5.000% 03/20/2049 DD 03/01/19	343
GNMA II POOL #0MA5931	4.000% 05/20/2049 DD 05/01/19	915
GNMA II POOL #0MA6153	3.000% 09/20/2049 DD 09/01/19	2,950
GNMA II POOL #0MA7137	3.000% 01/20/2051 DD 01/01/21	479
GNMA II POOL #0MA7768	3.000% 12/20/2051 DD 12/01/21	2,078
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12	173
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	227
GENERAL DYNAMICS CORP	3.375% 05/15/2023 DD 05/11/18	77
WW GRAINGER INC	1.850% 02/15/2025 DD 02/26/20	433
HOME DEPOT INC/THE	3.750% 02/15/2024 DD 09/10/13	448
HOME DEPOT INC/THE	3.900% 12/06/2028 DD 12/06/18	197
HYUNDAI AUTO LEASE S B A3 144A	0.330% 06/17/2024 DD 06/16/21	273
INTUIT INC	0.950% 07/15/2025 DD 06/29/20	148
INTUIT INC	1.350% 07/15/2027 DD 06/29/20	147
INTUIT INC	1.650% 07/15/2030 DD 06/29/20	96

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

JPMORGAN CHASE & CO	3.250% 09/23/2022 DD 09/24/12	1,117
JPMBB COMMERCIAL MORTGA C12 A5	3.664% 07/15/2045 DD 06/01/13	360
KIMBERLY-CLARK CORP	3.100% 03/26/2030 DD 03/26/20	54
KING INTERNATIONAL LEASING LLC	2.754% 10/15/2022 DD 11/17/10	72
LAM RESEARCH CORP	3.750% 03/15/2026 DD 03/04/19	571
LAM RESEARCH CORP	1.900% 06/15/2030 DD 05/05/20	123
ELI LILLY & CO	3.375% 03/15/2029 DD 02/22/19	134
MARS INC 144A	2.700% 04/01/2025 DD 03/29/19	156
MARS INC 144A	3.200% 04/01/2030 DD 03/29/19	162
MARSH & MCLENNAN COS INC	2.250% 11/15/2030 DD 05/07/20	399
MASTERCARD INC	3.300% 03/26/2027 DD 03/26/20	189
MICROSOFT CORP	3.125% 11/03/2025 DD 11/03/15	395
MIDAMERICAN ENERGY CO	3.650% 04/15/2029 DD 01/09/19	220
MORGAN STANLEY CAPITAL HR2 A4	3.587% 12/15/2050 DD 12/01/17	163
MORGAN STANLEY	4.000% 07/23/2025 DD 07/23/15	22
MORGAN STANLEY	3.875% 04/29/2024 DD 04/28/14	80
MORGAN STANLEY	3.700% 10/23/2024 DD 10/23/14	719
MORGAN STANLEY BANK OF C24 A4	3.732% 05/15/2048 DD 08/01/15	277
NESTLE HOLDINGS INC 144A	3.350% 09/24/2023 DD 09/24/18	208
NUVEEN LLC 144A	4.000% 11/01/2028 DD 10/22/18	360
OHIO POWER CO	2.600% 04/01/2030 DD 03/17/20	77
PEPSICO INC	2.750% 03/19/2030 DD 03/19/20	396
PFIZER INC	3.450% 03/15/2029 DD 03/11/19	550
PFIZER INC	2.625% 04/01/2030 DD 03/27/20	105
PFIZER INC	1.700% 05/28/2030 DD 05/28/20	367
PRESIDENT AND FELLOWS OF HARVA	2.300% 10/01/2023 DD 05/06/13	287
PRINCIPAL FINANCIAL GROUP INC	2.125% 06/15/2030 DD 06/12/20	272
PRUDENTIAL FINANCIAL INC	3.878% 03/27/2028 DD 03/27/18	288
PUBLIC SERVICE ELECTRIC AND GA	3.700% 05/01/2028 DD 05/04/18	110
SAN CLEMENTE LEASING LLC	3.030% 11/22/2022 DD 12/08/10	47
CHARLES SCHWAB CORP/THE	3.200% 03/02/2027 DD 03/02/17	235
SIMON PROPERTY GROUP LP	2.750% 06/01/2023 DD 12/11/17	146
SOUTHERN CALIFORNIA EDISON CO	4.200% 03/01/2029 DD 03/15/19	139
STANLEY BLACK & DECKER INC	4.250% 11/15/2028 DD 11/06/18	227
TD AMERITRADE HOLDING CORP	2.950% 04/01/2022 DD 03/09/15	371
TEXAS INSTRUMENTS INC	1.375% 03/12/2025 DD 03/12/20	151
3M CO	3.050% 04/15/2030 DD 03/27/20	27
TOYOTA AUTO LOAN EXT 1A A 144A	1.070% 02/27/2034 DD 03/08/21	466
TOYOTA LEASE OWNER T A A3 144A	0.390% 04/22/2024 DD 04/21/21	522
TOYOTA LEASE OWNER T A A4 144A	0.500% 08/20/2025 DD 04/21/21	99
TRUIST BANK	2.250% 03/11/2030 DD 03/09/20	249
UNITED PARCEL SERVICE INC	4.450% 04/01/2030 DD 03/24/20	324
VENDEE MORTGAGE TRUST 199 1 2Z	7.750% 05/15/2022 DD 06/01/92	6

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

U S TREASURY BOND	3.375% 11/15/2048 DD 11/15/18	733
U S TREASURY BOND	2.375% 11/15/2049 DD 11/15/19	1,241
U S TREASURY NOTE	2.750% 02/15/2028 DD 02/15/18	2,940
U S TREASURY NOTE	2.875% 05/15/2028 DD 05/15/18	6,984
U S TREASURY NOTE	2.875% 05/31/2025 DD 05/31/18	1,887
U S TREASURY NOTE	3.000% 09/30/2025 DD 09/30/18	630
U S TREASURY NOTE	3.125% 11/15/2028 DD 11/15/18	1,167
U S TREASURY NOTE	2.625% 02/15/2029 DD 02/15/19	897
U S TREASURY NOTE	2.250% 11/15/2025 DD 11/15/15	182
U S TREASURY NOTE	1.625% 05/15/2026 DD 05/15/16	580
U S TREASURY NOTE	1.125% 02/28/2027 DD 02/29/20	3,294
U S TREASURY NOTE	1.125% 02/28/2025 DD 02/29/20	2,519
U S TREASURY NOTE	0.250% 07/31/2025 DD 07/31/20	4,588
U S TREASURY NOTE	0.375% 11/30/2025 DD 11/30/20	795
U S TREASURY NOTE	0.625% 12/31/2027 DD 12/31/20	1,340
U S TREASURY NOTE	0.375% 12/31/2025 DD 12/31/20	1,890
U S TREASURY NOTE	0.750% 01/31/2028 DD 01/31/21	3,679
U S TREASURY NOTE	0.750% 04/30/2026 DD 04/30/21	3,450
U S TREASURY NOTE	1.000% 07/31/2028 DD 07/31/21	2,288
U S TREASURY NOTE	1.250% 08/15/2031 DD 08/15/21	4,546
U S TREASURY NOTE	1.125% 08/31/2028 DD 08/31/21	3,364
UNITEDHEALTH GROUP INC	2.750% 02/15/2023 DD 10/22/12	931
VISA INC	3.150% 12/14/2025 DD 12/14/15	1,280
VISA INC	2.050% 04/15/2030 DD 04/02/20	203
WALMART INC	3.700% 06/26/2028 DD 06/27/18	168
WELLS FARGO & CO	3.000% 10/23/2026 DD 10/25/16	882
WELLS FARGO COMMERCIAL LC5 A3	2.918% 10/15/2045 DD 09/01/12	978
WELLS FARGO COMMERCIAL LC5 ASB	2.528% 10/15/2045 DD 09/01/12	38
WELLS FARGO & CO	3.750% 01/24/2024 DD 01/24/19	168
WELLS FARGO COMMERCIAL C51 ASB	3.160% 06/15/2052 DD 07/01/19	159
WELLS FARGO COMMERCIAL C58 A4	2.092% 07/15/2053 DD 12/01/20	247
WISCONSIN ELECTRIC POWER CO	2.050% 12/15/2024 DD 12/10/19	128
BX TRUST 2021-ARIA ARIA A 144A	VAR RT 10/15/2036 DD 10/28/21	549
BANK OF AMERICA CORP	VAR RT 07/21/2023 DD 07/21/17	404
BANK OF AMERICA CORP	VAR RT 07/23/2024 DD 07/23/18	208
BANK OF AMERICA CORP	VAR RT 07/23/2029 DD 07/23/18	251
BANK OF AMERICA CORP	VAR RT 07/23/2031 DD 07/23/20	335
BANK OF AMERICA CORP	VAR RT 07/21/2032 DD 07/21/21	236
CITIGROUP INC	VAR RT 06/01/2024 DD 05/22/18	250
CITIGROUP INC	VAR RT 10/30/2024 DD 10/30/20	373
CITIGROUP INC	VAR RT 11/05/2030 DD 11/05/19	208
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	18
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	5

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	1
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	1
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03	8
FIRST REPUBLIC BANK/CA	VAR RT 02/12/2024 DD 02/12/20	253
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12	43
GS MORTGAGE SECURITIES GC13 A5	VAR RT 07/10/2046 DD 07/01/13	441
JPMORGAN CHASE & CO	VAR RT 01/23/2029 DD 01/23/18	348
JPMORGAN CHASE & CO	VAR RT 04/23/2024 DD 04/23/18	83
JPMORGAN CHASE & CO	VAR RT 07/23/2024 DD 07/23/18	78
JPMORGAN CHASE & CO	VAR RT 12/05/2024 DD 12/05/18	237
JPMORGAN CHASE & CO	VAR RT 04/22/2031 DD 04/22/20	25
JPMORGAN CHASE & CO	VAR RT 05/13/2031 DD 05/13/20	104
JPMORGAN CHASE & CO	VAR RT 06/01/2024 DD 05/27/20	907
METLIFE INC	VAR RT 09/15/2023 DD 09/10/13	360
MORGAN STANLEY	VAR RT 04/01/2031 DD 03/31/20	191
MORGAN STANLEY	VAR RT 12/10/2026 DD 12/10/20	897
MORGAN STANLEY	VAR RT 04/24/2024 DD 04/24/18	284
MORGAN STANLEY	VAR RT 10/24/2023 DD 10/24/16	298
WELLS FARGO & CO	VAR RT 04/30/2026 DD 04/30/20	412
Total Interest Income Funds at Fair Value		330,897

Adjustment From Fair Value To Contract Value For Fully Benefit-Responsive Investment Contracts		(3,645)

Total Interest Income Funds at Contract Value		327,252

* Notes Receivable from Participants	4.25% - 10.50%	72,867

Total		$2,533,926

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan
By: AT&T Services, Inc.,
Plan Administrator for the Foregoing Plan

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller
Date: June 28, 2022

EXHIBIT INDEX
Exhibit identified below, Exhibit 23 filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm